UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: 001-33795

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Home Federal 401(k) and Employee Stock Ownership Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HOME FEDERAL BANCORP, INC.
500 12th Avenue South
Nampa, Idaho  83651

REQUIRED INFORMATION

The following financial statements and supplementary information for Home Federal Bank’s 401(k) and Employee Stock Ownership Plan are being filed herewith:

Page
Report of Independent Registered Public Accounting Firm and Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011	3-4
Notes to the Financial Statements	5-15
Supplementary Information:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16
Schedule H, Line 4j – Schedule of Reportable Transactions	17

Exhibits:
Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Home Federal 401(k) and Employee Stock Ownership Plan

/s/ Eric S. Nadeau
Eric S. Nadeau Trustee
Date: June 26, 2013

Report of Independent Registered Public
Accounting Firm and Financial Statements

Home Federal 401(K) and
Employee Stock Ownership Plan
With Supplementary Information

December 31, 2012 and 2011

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of net assets available for benefits	2

Statements of changes in net assets available for benefits	3-4

Notes to financial statements	5-15

SUPPLEMENTARY INFORMATION REQUIRED BY THE DEPARTMENT OF LABOR

Schedule H, Line 4i – Schedule of assets (held at end of year)	16

Schedule H, Line 4j – Schedule of reportable transactions	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
Home Federal 401(K) and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Home Federal 401(K) and Employee Stock Ownership Plan (Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Home Federal Bank 401(K) Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary Schedule H, Line 4(i) – Schedule of assets (held at end of year) and Schedule H, Line 4(j) – Schedule of reportable transactions are presented for the purpose of additional analysis, and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/Moss Adams LLP

Spokane, Washington
June 26, 2013

1

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2012			December 31, 2011
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS
Investments, at fair value
Mutual funds	$2,328,311	$-	$2,328,311	$1,748,736	$-	$1,748,736
Pooled separate accounts	5,791,964	-	5,791,964	5,483,734	-	5,483,734
Common stock	6,639,507	8,707,961	15,347,468	6,699,753	8,095,370	14,795,123

Total investments	14,759,782	8,707,961	23,467,743	13,932,223	8,095,370	22,027,593

Notes receivable from participants	383,620	-	383,620	316,156	-	316,156
Contributions receivable	37,734	-	37,734	103,086	-	103,086

Total assets	15,181,136	8,707,961	23,889,097	14,351,465	8,095,370	22,446,835

LIABILITIES
Loan payable	-	(7,677,276)	(7,677,276)	-	(8,412,743)	(8,412,743)

Net assets available for benefits	$15,181,136	$1,030,685	$16,211,821	$14,351,465	$(317,373)	$14,034,092

2	See accompanying notes.

.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2012
	Allocated	Unallocated	Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Interest and dividends	$237,738	$272,441	$510,179
Net appreciation of fair value of
investments	1,723,598	-	1,723,598
Net appreciation of fair value of
unallocated ESOP shares	-	1,580,142	1,580,142

Total investment income	1,961,336	1,852,583	3,813,919

Interest income on notes receivable
from participants	20,971	-	20,971

Contributions
Participants	1,013,104	-	1,013,104
Employer matching	-	700,674	700,674
Rollovers	132,305	-	132,305

Total contributions	1,145,409	700,674	1,846,083

Allocation of 77,840 shares of Home Federal
Bancorp, Inc. stock at fair market value	967,551	-	967,551

Total additions	4,095,267	2,553,257	6,648,524

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	3,246,864	-	3,246,864
Administrative expenses	18,732	-	18,732
Interest expense	-	237,648	237,648
Allocation of 77,840 shares of Home Federal
Bancorp, Inc. stock at fair market value	-	967,551	967,551

Total deductions	3,265,596	1,205,199	4,470,795

Net increase	829,671	1,348,058	2,177,729

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	14,351,465	(317,373)	14,034,092

End of year	$15,181,136	$1,030,685	$16,211,821

See accompanying notes.	3

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2011
	Allocated	Unallocated	Total

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Investment income
Interest and dividends	$114,798	$43,001	$157,799
Net appreciation of fair value of
investments	544,617	-	544,617
Net appreciation of fair value of
unallocated ESOP shares	-	2,017,150	2,017,150

Total investment income	659,415	2,060,151	2,719,566

Interest income on notes receivable
from participants	11,454	-	11,454

Contributions
Participants	1,088,267	-	1,088,267
Employer matching	374,818	-	374,818
Rollovers	65,465	-	65,465

Total contributions	1,528,550	-	1,528,550

Transfers to the Plan	3,857,099	(2,280,635)	1,576,464
Allocation of 3,440 shares of Home Federal
Bancorp, Inc. stock at fair market value	35,776	-	35,776

Total additions	6,092,294	(220,484)	5,871,810

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	1,536,678	-	1,536,678
Administrative expenses	56,710	-	56,710
Interest expense	-	61,113	61,113
Allocation of 3,440 shares of Home Federal
Bancorp, Inc. stock at fair market value	-	35,776	35,776

Total deductions	1,593,388	96,889	1,690,277

Net increase (decrease)	4,498,906	(317,373)	4,181,533

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	9,852,559	-	9,852,559

End of year	$14,351,465	$(317,373)	$14,034,092

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Accounting Policies

Plan merger – Home Federal Bank (Bank) established a 401(k) plan (401(k) Plan) on June 1, 1992, which was later adopted by Home Federal Bancorp, Inc. (Bancorp).  Home Federal Bancorp, Inc., Employee Stock Ownership Plan (ESOP) was established October 1, 2004. Effective October 1, 2011, these plans were merged (Merger) into a single plan known as the “Home Federal 401(k) and Employee Stock Ownership Plan” (KSOP).  One component of the KSOP is a profit sharing plan, which contains a cash-or-deferred feature described at Section 401(k) of the Internal Revenue Code of 1986, as amended, to encourage employee savings and to allow eligible employees to supplement their income upon retirement.  The other component of the KSOP is intended to qualify as a stock bonus plan under Section 401(a) of the Internal Revenue Code, as amended, and as an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code, as amended.

Basis of accounting – The accompanying financial statements have been prepared under the accrual method of accounting.

Valuation of investments – Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the exit price) in an orderly transaction between market participants at the measurement date.

The KSOP classified its investments as of December 31, 2012 and 2011, based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value (see Note 4).  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).  The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets, or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Accounting Policies (continued)

Valuation of investments (continued) – Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

Shares of mutual funds are valued using the net asset value (NAV) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and is classified within Level 1 of the valuation hierarchy.

Units held in pooled separate accounts are valued using the NAV of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.  The NAV of a pooled separate account is calculated based on a compilation of primarily observable market information.  The number of units of the fund that are outstanding on the calculation date is derived from observable purchase and redemption activity in the fund.  Accordingly, the unit value for a pooled separate account is classified within Level 2 of the valuation hierarchy.  The KSOP did not invest in any pooled separate accounts that represented 5% or more of the KSOP’s net assets at December 31, 2012.

Common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Common and preferred stock are generally classified within Level 1 of the valuation hierarchy.

Net appreciation or depreciation in the fair value of investments presented in the statements of changes in net assets available for benefits consists of both realized and unrealized gains and losses on those investments.  Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents the unpaid principal balance plus accrued but unpaid interest, and are classified as notes receivable.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Accounting Policies (continued)

Payment of benefits – Benefits are recorded when paid.

Income tax status – The 401(k) Plan and ESOP have both filed for letters of determination from the Internal Revenue Service regarding the tax-qualified status of those plans and the related tax exempt status of the accompanying trusts.  Although the Bancorp has not yet received the letter of determination from the Internal Revenue Service for the KSOP, it believes the KSOP is designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the KSOP’s financial statements.

Accounting principles generally accepted in the United States of America require Bancorp management to evaluate tax positions taken by the KSOP and recognize a tax liability (or asset) if the KSOP has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the KSOP, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The KSOP is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Recent accounting pronouncements – In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. ASU No. 2011-04 requires information about all transfers between Levels 1 and 2, not just significant transfers, disclosure of valuation techniques for Level 2 and Level 3 measurements and for Level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statement of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012. See Note 4.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 1 – Summary of Accounting Policies (continued)

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued.  The KSOP recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements.  The KSOP’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.  The KSOP has evaluated subsequent events through June 26, 2013, which is the date financial statements were issued.

Note 2 – Plan Description

General – The following description of the KSOP is provided for general information purposes only.  Participants should refer to the KSOP agreement for more complete information.

The Bank had established a 401(k) Plan on June 1, 1992, and an ESOP effective October 1, 2004.  The ESOP was merged into the 401(k) Plan as of September 30, 2011, with an effective date of October 1, 2011, and the 401(k) Plan was restated and amended as the KSOP on October 1, 2011.  All persons covered under the Plan on September 30, 2011, continued to be covered under the restated Plan with no loss of benefits.

The KSOP consists of two components. One component of the KSOP is a defined contribution plan qualifying as a salary reduction plan as defined in Section 401(k) of the Internal Revenue Code.  The other component is intended to qualify as a stock bonus plan under Code Section 401(a), and as an ESOP under Code Section 4975(e)(7) under the Internal Revenue Code. This component includes contributions invested in Qualifying Employer Securities, including the Qualifying Employer Securities in the profit sharing component, and is considered the ESOP component of the KSOP. Both components of the KSOP provide for participant-directed investments and are intended to comply with the Employee Retirement Income Security Act (ERISA) Section 404(c). The underlying Trust for both components of the KSOP is intended to be exempt from taxation under Code Section 501.

The KSOP covers substantially all employees of the Bank and its subsidiary, Commercial Equipment Lease Corporation (CELC).  The KSOP is subject to federal laws, such as ERISA, the Internal Revenue Code, and other applicable federal and state laws.  The provisions of the KSOP are subject to revisions due to changes in laws or due to pronouncements by the Internal Revenue Service or Department of Labor.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Plan Description (continued)

Eligibility – Eligibility for the KSOP consists of two components.  For the 401(k) component, all employees of the Bank or CELC are eligible to participate in all parts of the KSOP as of the first day of the calendar quarter following the commencement of employment.  For the ESOP component, employees of the Bank or CELC who have at least one hour of service during the Plan year are eligible to participate in the ESOP component of the KSOP.  Participants must work at least 1,000 hours of service during the Plan year and be actively employed on December 31 (the last day of the plan year) to receive an allocation of the Bancorp stock for the year.

Contributions – The KSOP permits each participant to defer receipt of up to 100% of their annual compensation on a pre-tax basis, not to exceed $17,000 (for 2012), and to have that compensation contributed to the Plan.  An automatic 401(k) contribution of 4% of compensation will be made unless the participant elects a different percentage, or to have no 401(k) contributions made on his or her behalf.  The participant may affirmatively elect a different percentage or elect not to make Elective Deferral Contributions, and may elect to designate all or any portion of his Elective Deferral Contributions as a Roth Elective Deferral Contribution.  The KSOP permits each participant who has attained age 50 to defer up additional compensation into the Plan, subject to IRS limitations as “Catch-up 401(k) Contributions.”  Participants may also elect to contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the KSOP.  The KSOP currently offers a variety of pooled separate accounts, mutual funds, and Bancorp common stock.

For the years ended December 31, 2012 and 2011, matching contributions were made as a percentage of the amount of salary deferred by employees.  During 2012, the Bancorp made an annual matching contribution in the form of stock, based on the participants’ cash contributions equal to 100% of the first 4% of compensation that a participant contributed to the Plan during 2012.  During 2011, the Bancorp made quarterly matching contributions in the form of cash based on the participant’s contributions equal to 50% of the first 6% of compensation during the nine months ended September 30, 2011, and 100% of the first 4% of compensation that a participant contributed to the Plan during the three months ended December 31, 2011.  The Bancorp’s contributions equaled $700,674 and $374,818 during the years ended December 31, 2012 and 2011, respectively.  Additional discretionary contributions could also be made at the discretion of the Board of Directors, but none were made during 2012 or 2011.

Effective January 1, 2012, the matching contribution rate will be 100% for 401(k) deferrals up to 4% of eligible compensation.  The annual matching contribution amount is determined by the Bancorp and the Bancorp may elect to not provide a matching contribution.  Matching contributions are made on behalf of participants who are actively employed on the last day of the Plan year, or who die, become disabled or who retire after normal retirement age (age 65).  Commencing January 1, 2012, matching contributions will occur annually and will be funded with shares of Home Federal stock that are released in connection with the repayment of the ESOP loan, as discussed below.  Additionally, stock may be allocated to participants’ accounts if they meet the eligibility requirements discussed above.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Plan Description (continued)

Vesting – Participants are immediately vested in their voluntary contributions, any rollover contributions, as well as any income or loss thereon. The vested percentage in a participant’s account attributable to employer matching and discretionary contributions is determined under the following schedule and is based on years of service.  A participant will always be 100% vested if employed on or after normal retirement age, death, or disability.

Vesting Schedule
Employer Contribution

Years of Service	Percentage
1	0%
2	0%
3	100%

Generally, a year of service is a Plan year (January 1 to December 31) during which a participant performs at least 1,000 hours of service.

Prior to the Merger, ESOP participants were required to obtain 5 years of service in order to become vested in allocated ESOP shares. Subsequent to the Merger, the vesting period for allocated ESOP shares was reduced to 3 years of service to match the vesting schedule for employer contributions disclosed above.

Participant accounts – Each participant’s account is credited with the participant’s contribution and the allocation of the Bancorp’s contributions, KSOP earnings, and charged with an allocation of administrative expenses.  Earnings allocations are based on participant investment balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Forfeitures – If a participant is not vested in their account balance when they leave, the nonvested portion of their account balance will be forfeited on the earlier of:

a)	the distribution of their entire vested account balance, or

b)	five consecutive one-year breaks in service

Forfeitures of matching and discretionary contributions are either reallocated as employer contributions or used to pay 401(k) Plan (in prior years) and KSOP expenses.  In 2012, forfeitures from nonvested accounts of $103,830 and $12,834 were reallocated as employer contributions and used to reduce plan expenses, respectively.  In 2011, employer contributions were reduced by $21,168 from forfeited nonvested accounts.  Balances of $51,851 and $102,336 as of December 31, 2012 and 2011, respectively, were available to reduce future plan expenses and employer contributions.  If a participant is employed on or after their normal retirement age, death, or disability, they will be 100% vested.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 2 – Plan Description (continued)

Notes receivable from participants – Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The number of outstanding loans shall be limited to two per participant. Effective January 1, 2009, the maximum loan term is five years.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 3.25% to 6.00% with various maturities through November 2017.  Principal and interest is paid ratably through monthly payroll deductions.

Payment of benefits – On termination of employment due to retirement, death, or disability, a participant or his/her beneficiaries may elect to receive an amount equal to the value of the participant’s account balance in a lump-sum amount.  For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.  There were no distributions requested but not yet remitted as of December 31, 2012 and 2011, respectively.

Plan termination – Although it has not expressed any intent to do so, the Bancorp has the right under the KSOP to discontinue its contributions at any time and to terminate the KSOP subject to the provisions of ERISA.  In the event of KSOP termination, participants would become 100% vested in their accounts and any unallocated forfeitures would first be utilized to pay any outstanding fees to the KSOP.  Any remaining funds would be allocated to the participants.

Expenses –General Plan administrative expenses may be paid out of the forfeiture account or paid directly by the Bank. Certain investment and transaction fees are paid by the Plan participants.

Voting rights – Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the trustee prior to the time such rights are to be exercised.  The trustee is not permitted to vote any allocated share for which instructions have not been given by the participant.  The trustee votes unallocated shares in the same proportion as votes cast on allocated shares.

Put option – In the event the Bancorp common stock distributed to a participant is not readily tradable on an established market, the participant shall be entitled to require the Bancorp to repurchase the common stock under a fair valuation formula, as provided under federal income tax regulations.  The participant or beneficiary shall be entitled to exercise the put option for a period of not more than 60 days following the date of distribution of common Bancorp stock to him or her.  If the put option is not exercised within such 60‐day period, the participant or beneficiary may exercise the put option during an additional period of not more than 60 days after the beginning of the first day of the first Plan year following the Plan year in which the first put option period occurred.

Diversification – Each participant is permitted to elect to direct any Bancorp stock held in their account under the Plan to be reinvested in other investment options offered under the KSOP.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 3 – Investments

The following table presents investments that represent 5% or more of the KSOP’s net assets at December 31, 2012 and 2011:

2012

Common Stock- Home Federal Bancorp, Inc.
Allocated	$6,639,507
* Unallocated	8,707,961

* Nonparticipant-directed

2011

Pooled Separate Accounts
Principal Global Investors Money Market	$1,187,355
Principal Global Lifetime 2020	712,110

Common Stock- Home Federal Bancorp, Inc.
Allocated	6,699,753
* Unallocated	8,095,370

* Nonparticipant-directed

During 2012 and 2011, the KSOP’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011

Mutual funds	$169,652	$(91,197)
Pooled separate accounts	621,663	(77,174)
Common stock
Allocated	932,283	712,988
* Unallocated	1,580,142	2,017,150

Net appreciation of fair value of investments	$3,303,740	$2,561,767

* Nonparticipant-directed

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 4 – Investments at Fair Value

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$940,579	$-	$-	$940,579
Income funds	209,249	-	-	209,249
Growth funds	1,178,483	-	-	1,178,483

Total mutual funds	2,328,311	-	-	2,328,311

Pooled separate accounts
Fixed income funds	-	800,013	-	800,013
Index funds	-	829,048	-	829,048
Growth funds	-	160,894	-	160,894
Balanced funds	-	4,002,009	-	4,002,009

Total pooled separate accounts	-	5,791,964	-	5,791,964

Common stock
Allocated	6,639,507	-	-	6,639,507
Unallocated	8,707,961	-	-	8,707,961

Total common stock	15,347,468	-	-	15,347,468

Total assets at fair value	$17,675,779	$5,791,964	$-	$23,467,743

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$682,476	$-	$-	$682,476
Income funds	170,870	-	-	170,870
Growth funds	895,390	-	-	895,390

Total mutual funds	1,748,736	-	-	1,748,736

Pooled separate accounts
Fixed income funds	-	1,187,355	-	1,187,355
Index funds	-	560,492	-	560,492
Growth funds	-	158,941	-	158,941
Balanced funds	-	3,576,946	-	3,576,946

Total pooled separate accounts	-	5,483,734	-	5,483,734

Common stock
Allocated	6,699,753	-	-	6,699,753
Unallocated	8,095,370	-	-	8,095,370

Total common stock	14,795,123	-	-	14,795,123

Total assets at fair value	$16,543,859	$5,483,734	$-	$22,027,593

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 5 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are included in the unallocated columns of the statements of net assets available for benefits and the statements of changes in net assets on pages 2-4.

Note 6 – Loan Payable

In 2004, the ESOP entered into a $4,983,600 term loan agreement with the Bank.  The proceeds of the loan were used to purchase 498,360 shares of Bancorp common stock.  The original note agreement provided for the loan to be repaid over ten years at a fixed interest rate of 4.70%.  In December 2007, the ESOP entered into a second loan with the Bancorp in the amount of $8,160,000.  The proceeds of the loan were used to purchase 816,000 shares of Bancorp common stock.  The original note agreement provided for the loan to be repaid over 15 years at a fixed interest rate of 5.00%.

Effective with the Merger, the remaining two loan balances were refinanced into a single loan between the KSOP and the Bancorp in the amount of $8,394,632.  The KSOP used the proceeds of the loan to purchase the remaining 781,841 shares of Bancorp common stock held as unallocated shares in the ESOP on September 30, 2011.  The loan is scheduled to mature on December 31, 2021, and bears a fixed interest rate of 2.92%.  Quarterly payments of principal and interest are paid on the loan by the KSOP. Dividends on unallocated shares are used as interest payments on the loan.  Unallocated ESOP shares serve as collateral for the loan.

Note 7 – Parties in Interest

Certain KSOP investments are shares in the Bancorp’s common stock.  These transactions represent investments in the Bancorp and, therefore, qualify as parties in interest.

Certain KSOP investments are shares of pooled separate accounts managed by Principal Financial Group.  Principal Financial Group is the trustee as defined by the KSOP and, therefore, these transactions qualify as party in interest transactions.

The KSOP also has notes receivable from participants, which qualify as party in interest transactions.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS

Note 8 – Risks and Uncertainties

The KSOP invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 9 – Reconciliation to Form 5500

The Form 5500 has certain items that differ from amounts shown on the accompanying financial statements.  These differences relate to classification only and have no effect upon net assets available for benefits at December 31, 2012 and 2011.

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan’s Sponsor EIN:      82-0127850
Plan Number:                  002
			December 31, 2012
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description, Including Maturity Date, Rate of Interest, Par, Maturity Value, Number of Shares	(d) Cost	(e) Current Value

	Mutual funds
	PIMCO Real Return R Fund	27,402 units	**	$336,219
	PIMCO Total Return R Fund	53,769 units	**	604,360
	American Century EQTY Inc R	26,827 units	**	209,249
	Janus Forty C Fund	12,267 units	**	291,453
	Fidelity ADV Small Cap T Fund	2,754 units	**	60,114
	Franklin Small Cap Value R Fund	1,392 units	**	64,154
	Prudential Jenn MDCP GR R Fund	9,575 units	**	295,017
	Prudential Jenn SM CO R Fund	1,177 units	**	26,041
	AM FDS Europacific GRTH R3 Fund	7,871 units	**	318,372
	OPPEN Developing Mkts N Fund	3,617 units	**	123,332

	Total mutual funds			2,328,311

	Pooled separate accounts
*	Principal Global Money Market Sep Acct	26,296 units	**	800,013
*	U.S. Property Sep Acct	11 units	**	6,249
*	Principal Lifetime STR Inc Sep Acct	2,223 units	**	28,766
*	Principal Lifetime 2010 Sep Acct	10,344 units	**	84,212
*	Principal Lifetime 2015 Sep Acct	34,003 units	**	387,695
*	Principal Lifetime 2020 Sep Acct	47,241 units	**	619,564
*	Principal Lifetime 2025 Sep Acct	44,732 units	**	552,394
*	Principal Lifetime 2030 Sep Acct	44,973 units	**	810,240
*	Principal Lifetime 2035 Sep Acct	60,766 units	**	795,916
*	Principal Lifetime 2040 Sep Acct	17,258 units	**	350,251
*	Principal Lifetime 2045 Sep Acct	15,311 units	**	177,642
*	Principal Lifetime 2050 Sep Acct	15,201 units	**	171,826
*	Principal Lifetime 2055 Sep Acct	3,270 units	**	23,503
*	Principal Large Cap S&P 500 Index Sep Acct	5,564 units	**	422,104
	Goldman Sachs Midcap Value I Sep Acct	4,547 units	**	154,645
*	Principal Mid Cap S&P 400 Index Sep Acct	5,549 units	**	208,514
*	Principal Small Cap S&P 600 Index Sep Acct	6,794 units	**	198,430

	Total pooled separate accounts			5,791,964

*	Common stock- Home Federal Bancorp, Inc.
	Allocated	534,152 shares	**	6,639,507
***	Unallocated	700,560 shares	7,068,650	8,707,961

	Total common stock			15,347,468

*	Various particpants	With interest rates from
		3.25% - 6.00% maturing
		through November 2017	**	383,620

	Total			$23,851,363

* - A party in interest, as defined by ERISA.
** - The cost of participant-directed investments is not required to be disclosed.
*** - Nonparticipant-directed

HOME FEDERAL 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN
SCHEDULE H, LINE 4j – SCHEDULE OF REPORTABLE TRANSACTIONS

Plan’s Sponsor EIN:      82-0127850
Plan Number:                  002

December 31, 2012
Description of Assets	(a) Total Number of Purchases	(b) Total Number of Sales	(c) Total Value of Purchases	(d) Total Value of Sales	(e) Net Loss

Home Federal Bancorp, Inc.	90	299	$ 671,534	$ 2,631,602	$ (36,039)

* Schedule is prepared using the alternative way of reporting (iii) series transactions under DOL Regulation 2520.103-6(d)(2).